April 26, 2005

Mail Stop 4-8

By U.S. Mail and facsimile to (201) 791-4907.

Charles T. Field
Chief Financial Officer
Interchange Financial Services Corporation
Park 80 West/Plaza Two
Saddlebrook, NJ 07663

Re:	Interchange Financial Services Corporation
	Form 10-K for the year ended December 31, 2004
	File No. 001-09700

Dear Mr. Field:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues raised in our comments.
Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 2.  Acquisitions - page 38
1. Please revise your filing to disclose how you determined that the value assigned to the shares issued in connection with the acquisition of Bridge View complies with the guidance in EITF 99-12.
In addition, supplementally tell us the following related to the transaction:
* The share price used to value the common stock issued in connection with the acquisition.
* The share price on the date the terms of the acquisition were agreed to and announced

Note 4.  Securities Held-to-Maturity and Securities Available-for-
Sale - page 39
2. Please revise your filing to disclose the following related to investments classified as U.S. Agency Securities:

* Describe the nature of the securities classified as U.S. Agency
Securities.   If you have included the securities of government
sponsored entities in this classification, revise to separately disclose the amounts of such securities.
* Discuss the specific factors considered in your determination that the unrealized loss on these securities was not other-than-temporary.

Note 13.  Stock Option and Incentive Plan - page 45
3. Please include the disclosures required by paragraph 2(e) of
SFAS
148 in Note 1.   Nature of Business and Summary of Significant
Accounting Policies.


* * * * *


      Please respond to these comments and include your proposed disclosures within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
824-
5482 or me at (202) 942-1782 if you have questions.

Sincerely,



Paul Cline
Senior Accountant

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Mr. Charles T. Field
Interchange Financial Services
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